SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

First Nine Months 2013

Earnings Release

13 November 2013

01

Earnings Release

Lisbon, Portugal, 13 November 2013

In 9M13, consolidated operating revenues amounted to Euro 4,547 million and consolidated EBITDA stood at Euro 1,514 million with an EBITDA margin of 33.3%. Excluding the impact of foreign currency movements against the Euro, consolidated operating revenues would have decreased by 1.7% y.o.y and EBITDA by 6.6% y.o.y in 9M13. Revenues from Portuguese telecommunications businesses decreased by 5.9% y.o.y to Euro 1,920 million and EBITDA by 10.2% y.o.y to Euro 823 million. In 9M13, fully and proportionally consolidated international assets represented 57.2% and 49.1% of PT’s consolidated revenues and EBITDA, respectively. Net income reached Euro 305 million in 9M13. In 9M13, capex amounted to Euro 864 million, equivalent to 19.0% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 337 million, down by 9.1% y.o.y, notwithstanding the investments in the rollout of the Data Centre in Covilhã, inaugurated on 23 September 2013. In 9M13, EBITDA minus capex reached Euro 651 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 486 million. In 9M13, operating cash flow stood at Euro 489 million, while free cash flow amounted to Euro 65 million. Excluding Oi and Contax, free cash flow amounted to Euro 322 million in 9M13. As at 30 September 2013, net debt adjusted for unused tax credits related to the transfer of the regulated pension plans to the Portuguese State amounted to Euro 7,574 million, and excluding the proportional consolidation of Oi and Contax, amounted to Euro 4,620 million. In 9M13, cost of net debt, excluding the proportional consolidation of Oi and Contax, reached 5.3% and cost of gross debt stood at 4.7%, with an average maturity of 5.7 years as at 30 September 2013.

Consolidated financial highlights (1)	Euro million

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Operating revenues	1,454.3	1,639.2	(11.3)%		4,546.7	4,983.9	(8.8)%
Operating costs (2)	956.8	1,051.5	(9.0)%		3,032.4	3,255.1	(6.8)%
EBITDA (3)	497.5	587.8	(15.4)%		1,514.3	1,728.8	(12.4)%
Income from operations (4)	169.4	218.2	(22.4)%		475.9	644.2	(26.1)%
Net income	21.0	62.6	(66.4)%		305.0	185.7	64.3%
Capex	267.4	368.1	(27.4)%		863.7	890.2	(3.0)%
Capex as % of revenues (%)	18.4	22.5	(4.1	)pp	19.0	17.9	1.1	pp
EBITDA minus Capex	230.2	219.7	4.8%		650.7	838.6	(22.4)%
Operating cash flow	310.8	329.7	(5.7)%		489.4	616.5	(20.6)%
Free cash flow	81.1	95.0	(14.7)%		65.5	(263.7)	n.m.
Adjusted net debt (5)	7,574.4	7,538.5	0.5%		7,574.4	7,538.5	0.5%
Adjusted net debt exc. Oi and Contax (5)	4,620.4	4,590.5	0.7%		4,620.4	4,590.5	0.7%
After-tax unfunded PRB obligations	652.9	615.7	6.0%		652.9	615.7	6.0%
EBITDA margin (%) (6)	34.2	35.9	(1.6	)pp	33.3	34.7	(1.4	)pp
Adjusted net debt / EBITDA (x) (5)	3.7	3.3	0.4	x	3.7	3.3	0.4	x
Basic earnings per share	0.02	0.07	(66.4)%		0.36	0.22	64.7%
Diluted earnings per share (7)	0.02	0.07	(76.6)%		0.35	0.22	61.1%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Net debt was adjusted for the unused tax credits related to the transfer of the regulated pension plans to the Portuguese State. (6) EBITDA margin = EBITDA / operating revenues. (7) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

Consolidated income statement (1)	Euro million

	3Q13	3Q12	y.o.y	9M13	9M12	y.o.y
Operating revenues	1,454.3	1,639.2	(11.3)%	4,546.7	4,983.9	(8.8)%
Portugal (2)	640.3	681.8	(6.1)%	1,920.3	2,040.2	(5.9)%
Residential	179.1	178.6	0.3%	541.0	534.0	1.3%
Personal	169.0	177.6	(4.8)%	486.7	517.2	(5.9)%
Enterprise	192.7	218.4	(11.7)%	594.4	670.6	(11.4)%
Wholesale, other and eliminations	99.4	107.3	(7.3)%	298.1	318.3	(6.3)%
Brazil • Oi	631.9	753.4	(16.1)%	2,050.3	2,295.5	(10.7)%
Other and eliminations	182.1	204.0	(10.7)%	576.2	648.2	(11.1)%
Operating costs (3)	956.8	1,051.5	(9.0)%	3,032.4	3,255.1	(6.8)%
Wages and salaries	246.5	264.9	(7.0)%	763.2	831.1	(8.2)%
Direct costs	235.9	268.0	(12.0)%	770.6	828.3	(7.0)%
Commercial costs	121.6	148.6	(18.2)%	388.4	413.4	(6.0)%
Other operating costs	352.8	369.9	(4.6)%	1,110.2	1,182.3	(6.1)%
EBITDA (4)	497.5	587.8	(15.4)%	1,514.3	1,728.8	(12.4)%
Post retirement benefits	12.2	15.3	(20.3)%	37.0	46.9	(21.1)%
Depreciation and amortisation	315.9	354.2	(10.8)%	1,001.4	1,037.7	(3.5)%
Income from operations (5)	169.4	218.2	(22.4)%	475.9	644.2	(26.1)%
Other expenses (income)	(13.8)	9.4	n.m.	32.7	(4.9)	n.m.
Curtailment costs, net	0.1	1.1	(91.8)%	128.3	1.9	n.m.
Net losses (gains) on disposal of fixed assets	(16.7)	(0.0)	n.m.	(17.9)	2.1	n.m.
Net other costs (gains)	2.9	8.3	(65.5)%	(77.7)	(8.9)	n.m.
Income before financ. & inc. taxes	183.2	208.8	(12.3)%	443.2	649.0	(31.7)%
Financial expenses (income)	145.3	89.5	62.4%	103.6	277.0	(62.6)%
Net interest expenses (income)	133.0	132.7	0.2%	425.6	368.6	15.5%
Equity in earnings of affiliates, net	(35.5)	(64.8)	(45.2)%	(411.4)	(160.4)	156.5%
Net other financial losses (gains)	47.9	21.7	121.1%	89.4	68.8	30.0%
Income before income taxes	37.9	119.4	(68.3)%	339.6	372.0	(8.7)%
Provision for income taxes	0.9	(26.7)	n.m.	5.5	(114.7)	n.m.
Income before non-controlling interests	38.7	92.6	(58.2)%	345.1	257.4	34.1%
Losses (income) attributable to non-controlling interests	(17.7)	(30.0)	(41.2)%	(40.0)	(71.7)	(44.2)%
Consolidated net income	21.0	62.6	(66.4)%	305.0	185.7	64.3%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Businesses in Portugal include wireline and TMN. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

In 9M13, consolidated operating revenues decreased by Euro 437 million to Euro 4,547 million (-8.8% y.o.y), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 328 million). On a constant currency basis, namely adjusting for the impact of the depreciation of the Brazilian Real and of the Namibian Dollar, consolidated operating revenues would have declined only by 1.7% y.o.y in 9M13. This performance is explained by revenue decline in the Portuguese telecommunications businesses (Euro 120 million) and a lower contribution from other international operations, namely Contax, CVT and Timor Telecom, which more than offset higher contributions from Oi and MTC (Euro 37 million and Euro 17 million, respectively).

In 9M13, revenues from Portuguese telecommunications businesses decreased by 5.9% y.o.y to Euro 1,920 million, while service revenues decreased by 6.5% y.o.y, having improved the quarterly trend when comparing the 3Q13 (-

5.8% y.o.y) to 2Q13 (-7.0% y.o.y), 1Q13 (-6.7% y.o.y) and 4Q12 (-8.2% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 9M13 PT posted continued growth in the Residential segment and presented improved trends in the Personal segment. Private consumption in Portugal decreased by 3.1% in 2Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.5% in 3Q13, outperforming the market and competitors. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached 1.3 million RGUs in November 2013. The Enterprise segment is penalised by competitive dynamics that are impacting pricing environment, namely in mobile services, notwithstanding an improved performance from Corporate in 3Q13. Revenues from Wholesale, other and eliminations in 9M13 decreased by 6.3% y.o.y to Euro 298 million, reflecting lower acesses and capacity revenues and a Euro 7 million decline in the directories business (-27.0% y.o.y) reflecting secular trends.

Oi’s revenues proportionally consolidated stood at Euro 2,050 million (R$ 22,356 million, equivalent to 100%) in 9M13, compared to Euro 2,296 million (R$ 22,002 million, equivalent to 100%) in 9M12, a decrease of Euro 245 million reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 282 million). On a constant currency basis, the contribution of Oi to PT’s consolidated operating revenues in 9M13 would have amounted to Euro 2,332 million, representing an increase of Euro 37 million primarily explained by: (1) higher revenues from Residential, due to the positive contribution of broadband and pay-TV revenues, that more than offset lower fixed voice revenues, and (2) an increase in Personal Mobility revenues, on the back of the strong performance in prepaid recharges and also of data and value added services and against a backdrop of lower MTRs. Oi’s revenues were proportionally consolidated based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, decreased by Euro 72 million (-11.1% y.o.y) to Euro 576 million  in 9M13, reflecting the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 72 million). Adjusting for this effect, other revenues would remained broadly flat at Euro 648 million as the higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, was offset by a lower contribution from Contax (Euro 6 million), reflecting lower revenues from Brazilian call centre services, and by an increasing level of competition in some markets.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 57.2% in 9M13, with Brazil accounting for 52.1%, as compared to 58.5% and 53.4% in 9M12, respectively, a decrease that is explained by the impact of the depreciation of the Brazilian Real against the Euro.

In 9M13, consolidated EBITDA decreased by Euro 214 million (-12.4% y.o.y) to Euro 1,514 million, as compared to Euro 1,729 million in 9M12, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 93 million, -10.2% y.o.y), primarily due to lower revenues (Euro 120 million) as explained above; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 87 million), and (3) a lower contribution from Oi on a constant currency basis (Euro 15 million), primarily explained by an increase in commercial costs, external services and lower provision levels in 9M12. Other EBITDA decreased by 19.9% y.o.y (Euro 25 million) to Euro 101 million in 9M13, reflecting the depreciation of the Brazilian Real and other negative currency effects (Euro 19 million). On a constant currency basis, EBITDA from other businesses would have decreased by Euro 6 million, mainly due to lower contributions from other international operations, namely Contax, CVT and Timor Telecom. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined by 6.6% y.o.y in 9M13.

EBITDA by business segment(1)	Euro million

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Portugal	273.6	300.9	(9.1)%		822.8	916.0	(10.2)%
Brazil • Oi	189.4	236.6	(20.0)%		590.7	687.0	(14.0)%
Other	34.5	50.3	(31.3)%		100.8	125.8	(19.9)%
EBITDA	497.5	587.8	(15.4)%		1,514.3	1,728.8	(12.4)%
EBITDA margin (%) (2)	34.2	35.9	(1.6	)pp	33.3	34.7	(1.4	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

In 9M13, EBITDA from the Portuguese telecommunications businesses amounted to Euro 823 million (-10.2% y.o.y), equivalent to a 42.8% margin, having improved the quarterly trend when comparing the 3Q13 (-9.1% y.o.y) to 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 125 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 123 million, EBITDA declined only by Euro 93 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

In 9M13, Oi’s proportional consolidated EBITDA stood at Euro 591 million (R$ 6,441 million, equivalent to 100%), with an EBITDA margin of 28.8%, compared to Euro 687 million (R$ 6,585 million, equivalent to 100%) in 9M12. The Euro 96 million decrease includes the impact of the depreciation of the Brazilian Real against the Euro (Euro 81 million). On a constant currency basis, the contribution of Oi to PT’s consolidated EBITDA would have decreased by Euro 15 million over the same period of last year, to Euro 672 million in 9M13, reflecting higher external services, mainly due to increased maintenance expenses that reflect customer growth and focus on improving quality, and also higher commercial costs, namely commission expenses, reflecting increased commercial activity. These effects more than offset the increase in revenues mentioned above.

Fully and proportionally consolidated international assets represented 49.1% of PT’s consolidated EBITDA in 9M13, while the Brazilian businesses accounted for 41.7% of EBITDA in the period, as compared to 50.0% and 42.6% in 9M12, respectively.

Post retirement benefits costs decreased from Euro 47 million in 9M12 to Euro 37 million in 9M13 due to a lower contribution from the Portuguese telecommunications business (Euro 11 million), which reflects the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 9M13. Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. Additional information is available under the section “Other disclosures, changes in accounting policies and estimates”.

Depreciation and amortisation costs amounted to Euro 1,001 million in 9M13, compared to Euro 1,038 million in 9M12. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 63 million), depreciation and amortisation costs would have increased by 2.6% y.o.y (Euro 27 million) to Euro 1,064 million in 9M13. This increase is explained primarily by a higher contribution from Oi (Euro 53 million, on a constant currency basis) reflecting the amortisation of the 4G-LTE license acquired in June 2012 and also increased investments made in 2013 as compared to 2012, namely in the coverage and capacity of Oi’s 2G and 3G networks, and in the capacity, capillarity and quality of the wireline and broadband networks. The higher depreciation and amortisation costs at Oi were partially offset by lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 28 million), reflecting the decline in capex occurred throughout 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 128 million in 9M13 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net gains on disposals of fixed assets amounted to Euro 18 million in 9M13, as compared to net losses of Euro 2 million in 9M12, reflecting primarily the capital gains recorded by Oi in 3Q13, totalling approximately Euro 16 million, in connection with the disposal of certain real estate properties.

Net other gains amounted to Euro 78 million in 9M13, compared to Euro 9 million in 9M12. In 9M13, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 9M12, this caption included a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement net of provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 426 million in 9M13 as compared to Euro 369 million in 9M12, reflecting primarily: (1) an increase in the average cost of net debt excluding the proportional consolidation of Oi and Contax, from 4.2% in 9M12 to 5.3% in 9M13, mainly as a result of a lower return on cash applications and also an increase in the cost of gross debt from 4.4% in 9M12 to 4.7% in 9M13, and (2) a higher contribution from Oi, Contax and its controlling shareholders, including the impact of the increase in its average net debt, that more than compensated the reduction in the cost of debt in Brazil and the impact of the depreciation of the Brazilian Real against the Euro. The increase in Oi’s net debt is mainly explained by: (1) payments made in April 2012 in connection with Oi’s corporate simplification; (2) the negative free cash flow generated in 2012 and in 2013, also reflecting legal action payments, and (3) the dividends paid in May and August 2012 and in March and April 2013.

Equity in earnings of affiliates amounted to Euro 411 million in 9M13, including a Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 9M12 (Euro 20 million), equity in earnings of affiliates would have amounted to Euro 101 million in 9M13, a decrease from Euro 140 million in 9M12, mainly due to changes in corporate tax and currency effects in 2013, as operationally equity investments continue to perform.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 69 million in 9M12 to Euro 89 million in 9M13, reflecting primarily: (1) higher foreign currency losses (Euro 14 million), mainly due to the impact of the depreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to financial taxes and certain banking services.

Income taxes amounted to a gain of Euro 5 million in 9M13, as compared to a loss of Euro 115 million in 9M12, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses.

Income attributable to non-controlling interests amounted to Euro 40 million in 9M13 and Euro 72 million in 9M12. The reduction of Euro 32 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 15 million), mainly due to corporate tax and currency effects, and (2) Oi (Euro 12 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 305 million in 9M13 compared to Euro 186 million in 9M12. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM, and (2) higher non-recurring gains. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications business; (2) the curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher depreciation and amortisation costs at Oi, reflecting increased capex during the last years, and (4) higher interest expenses at both Portuguese and Brazilian operations.

Capex

Capex amounted to Euro 864 million in 9M13, equivalent to 19.0% of revenues, as compared to Euro 890 million in 9M12. Excluding the impact of the depreciation of the Brazilian Real and of the Namibian Dollar against the Euro (Euro 62 million and Euro 6 million, respectively), capex would have increased by 4.7% y.o.y in 9M13. This increase is explained by a higher contribution from Oi (Euro 77 million on a constant currency basis), reflecting the investments made in 3G coverage and capacity, in the initial rollout of the 4G-LTE network and in IT services, mainly related to system updates and upgrades. Oi’s higher contribution was partially offset by a lower contribution from Portuguese telecommunications businesses (Euro 34 million), which stood at Euro 337 million in 9M13, notwithstanding the investments made during 9M13 in the rollout of the Data Centre in Covilhã, inaugurated on 23 September 2013. Excluding this effect, capex in Portuguese telecommunications businesses would have declined by Euro 70 million to Euro 300 million (-19.0% y.o.y). Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2013 and 2014 should be below Euro 500 million and Euro 400 million, respectively. Capex from other businesses decreased by 9.7% y.o.y to Euro 87 million in 9M13, reflecting mainly the impact of the depreciation of the Brazilian Real and Namibian Dollar against the Euro (Euro 7 million) and also lower capex at CVT and CST, following the investments realised in 2012 in the rollout of the submarine cable.

Capex by business segment	Euro million

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Portugal	108.8	132.1	(17.6)%		336.7	370.4	(9.1)%
Brazil • Oi	130.9	205.8	(36.4)%		440.1	423.5	3.9%
Other	27.7	30.2	(8.2)%		86.9	96.3	(9.7)%
Total capex	267.4	368.1	(27.4)%		863.7	890.2	(3.0)%
Capex as % of revenues	18.4	22.5	(4.1	)pp	19.0	17.9	1.1	pp

Cash Flow

In 9M13, operating cash flow stood at Euro 489 million as compared to Euro 617 million in 9M12. This decline in operating cash flow (Euro 127 million) is explained by: (1) a lower EBITDA minus Capex (Euro 188 million), reflecting the Euro 113 million and Euro 59 million declines in the EBITDA minus capex of the Brazilian and Portuguese telecommunications businesses, respectively, and (2) lower provisions and adjustments (Euro 20 million), which represented non-cash items included in EBITDA, mainly related to Oi. The decline in EBITDA minus capex was partially offset by a lower working capital investment (Euro 80 million), reflecting primarily cash inflows from certain non-core transactions undertaken by Oi in 9M13 and a lower capex in 4Q12 when compared to 4Q11 that translated to lower cash payments to supliers in 9M13 when compared to 9M12. Excluding the proportional consolidation of Oi and Contax, operating cash-flow in 9M13 would have amounted to Euro 380 million, as compared to Euro 413 million in 9M12, as a result of lower working capital investments as referred to above, which compensated the lower EBITDA minus capex observed in the period.

Free cash flow	Euro million

	3Q13	3Q12	y.o.y	9M13	9M12	y.o.y
EBITDA minus Capex	230.2	219.7	4.8%	650.7	838.6	(22.4)%
Non-cash items	15.9	15.2	4.7%	74.9	94.4	(20.7)%
Change in working capital	64.7	94.8	(31.7)%	(236.2)	(316.5)	(25.4)%
Operating cash flow	310.8	329.7	(5.7)%	489.4	616.5	(20.6)%
Interests	(65.8)	(60.9)	8.0%	(349.5)	(339.4)	3.0%
Net reimbursements (contributions) to pension funds (1)	(10.2)	(11.1)	(8.4)%	(28.0)	(32.2)	(13.2)%
Paym. to pre-retired, suspended employees and other	(45.1)	(45.1)	(0.0)%	(117.3)	(116.3)	0.9%
Income taxes	(28.7)	(57.1)	(49.7)%	(87.9)	(132.7)	(33.8)%
Dividends received	0.6	31.9	(98.1)%	26.4	57.4	(54.0)%
Disposal of CTM	0.1	0.0	n.m.	335.7	0.0	n.m.
Other cash movements	(80.7)	(92.5)	(12.7)%	(203.4)	(317.1)	(35.9)%
Free cash flow	81.1	95.0	(14.7)%	65.5	(263.7)	n.m.

(1) In 9M13 and 9M12, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 16.0 million and Euro 19.7 million, respectively.

In 9M13, consolidated free cash flow amounted to Euro 65 million, while in 9M12 stood at a negative Euro 264 million, reflecting: (1) the proceeds from the sale of CTM, amounting to Euro 336 million; (2) lower payments regarding legal actions and judicial deposits in Brazil (Euro 108 million), and (3) lower income tax payments (Euro 45 million), both at domestic and foreign operations. These effects were partially offset by a lower operating cash flow (Euro 127 million), as referred to above.

Excluding the proportional consolidation of Oi and Contax, free cash flow in 9M13 would have amounted to Euro 322 million, compared to Euro 183 million in 9M12, reflecting in both periods the strong working capital investments that usually occur in the first quarter regarding capital expenditures incurred during the fourth quarter of the previous year, although benefiting from the sale of CTM in 2Q13. The Euro 138 million improvement reflects the proceeds from the sale of CTM (Euro 336 million) and lower income tax payments (Euro 13 million). These effects were partially offset by: (1) lower dividends received from Oi (Euro 125 million), reflecting the R$ 3 billion dividends paid by Oi in 9M12 (R$ 2 million relating to the year 2011 and R$ 1 billion as an advance over 2012 profits) as compared to R$ 1.0 billion paid in 9M13 (the remaining R$ 1 billion relating to the year 2012), (2) lower operating cash flow (Euro 33 million); (3) lower dividends received from associates (Euro 31 million), namely Unitel in Angola, and (4) higher interest payments (Euro 25 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies and adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,620 million as at 30 September 2013, stable when compared to Euro 4,609 million as at 30 June 2013, despite the payment of dividends by subsidiaries to other shareholders, negative currency impacts on cash deposits and payments related to the settlement of a contractual obligation that was already booked in 2Q13.

Total consolidated net debt amounted to Euro 7,763 million as at 30 September 2013, as compared to Euro 7,711 million as at 31 December 2012, an increase of Euro 52 million reflecting primarily: (1) the dividends paid by PT to its shareholders (Euro 278 million, adjusted for the effect of the 10% stake owned by Oi in PT and proportionaly consolidated) and by PT’s subsidiaries to non-controlling interests (Euro 52 million), and (2) the agreement reached by Oi in July 2013 for the disposal of its submarine cable operation, following which the related cash position was included under the held for sale balance sheet caption (Euro 26 million). These effects were partially offset by the positive free cash flow generated in the period (Euro 65 million) and the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt decrease by Euro 255 million.

Change in net debt	Euro million

	3Q13	3Q12	9M13	9M12
Net debt (initial balance)	7,937.5	7,871.7	7,711.2	6,612.8
Less: free cash flow	81.1	95.0	65.5	(263.7)
Translation effect on foreign currency debt	(114.8)	(31.2)	(255.5)	(168.4)
Dividends paid by PT	0.0	0.0	277.9	556.7
Oi’s corporate simplification	0.0	0.0	0.0	296.1
Acquisition of own shares by Oi	0.0	(2.4)	0.0	23.2
Other (1)	21.6	21.4	95.0	180.3
Net debt (final balance)	7,763.2	7,764.5	7,763.2	7,764.5
Less: Tax effect on unfunded post retirement benefits obligations (2)	188.8	226.1	188.8	226.1
Adjusted net debt (final balance)	7,574.4	7,538.5	7,574.4	7,538.5
Less: Net debt from Oi and Contax, including holding companies	2,953.9	2,947.9	2,953.9	2,947.9
Adjusted net debt exc. Oi and Contax (final balance)	4,620.4	4,590.5	4,620.4	4,590.5
Change in net debt	(174.3)	(107.1)	52.0	1,151.7
Change in net debt (%)	(2.2)%	(1.4)%	0.7%	17.4%

(1) This caption includes a payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests and the effect related to the disposal by Oi of its submarine cable operation. (2) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations.

As at 30 September 2013, total consolidated gross debt amounted to Euro 10,691 million, of which 82.8% was medium and long-term and Euro 3,340 million relates to the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding the effect of this proportional consolidation, gross debt would have amounted to Euro 7,350 million, of which 81.0% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 82.5% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,312 million at the end of September 2013, which includes Euro 771 million of undrawn committed commercial paper lines and facilities.

Excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 5.3% in 9M13, compared to 4.2% in 9M12, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.7% in 9M13 and 4.4% in 9M12. Excluding Oi and Contax, the cost of gross and net debt in 3Q13 remained stable when compared to 2Q13 and 1Q13. The maturity of PT’s net debt excluding Oi and Contax was 5.7 years as at 30 September 2013, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

Post Retirement Benefit Obligations

As at 30 September 2013, the projected post retirement benefit obligations (PBO) from Portuguese operations related to pension complements and healthcare amounted to Euro 501 million and the market value of assets under management amounted to Euro 379 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 749 million as at 30 September 2013, already including the curtailment costs recorded in 9M13 (Euro 730 million as at 31 December 2012), which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 870 million and after-tax unfunded obligations amounted to Euro 653 million. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 62 million as at 30 September 2013 and Euro 73 million as at 31 December 2012.

Total gross unfunded obligations from Portuguese businesses increased by Euro 37 million to Euro 870 million as at 30 September 2013, reflecting primarily curtailment charges (Euro 128 million), post retirement benefit costs (Euro 16 million) and net actuarial losses recorded in the period (Euro 14 million), which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 117 million in 9M13. Unfunded obligations from Oi decreased from Euro 73 million as at 31 December 2012 to Euro 62 million as at 30 September 2013, reflecting a contribution made in January 2013 to cover the deficit position of the BrTPREV pension plan (Euro 9 million) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 8 million), which were partially offset by post retirement benefit costs recorded in the period (Euro 5 million).

Post retirement benefit obligations (1)	Euro million

	30 September 2013	31 December 2012
Pensions obligations	123.3	127.3
Healthcare obligations	377.7	375.4
PBO of pension and healthcare obligations	501.0	502.7
Market value of funds	(379.0)	(399.4)
Unfunded pensions and healthcare obligations	122.0	103.3
Salaries to suspended and pre-retired employees	748.5	730.4
Gross unfunded obligations from Portuguese businesses	870.5	833.7
After-tax unfunded obligations from Portuguese businesses	652.9	625.3
Gross unfunded obligations at Oi	61.6	72.7
Accrued post retirement benefits	932.1	906.5

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	9M13	9M12
Gross unfunded obligations (initial balance)	906.5	973.7
Post retirement benefits costs (PRB) (2)	20.8	30.3
Curtailment cost	128.3	1.9
Net reimbursements (contributions) to pension funds (3)	(11.9)	(12.5)
Salary payments to pre-retired, suspended employees and other	(117.3)	(116.3)
Net actuarial (gains) losses	13.5	(0.9)
Foreign currency translation adjustments	(7.8)	(4.5)
Gross unfunded obligations (final balance)	932.1	871.7

(1) The financial statements of 2012 were adjusted in order to reflect the impacts resulting from the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 9M13 and 9M12, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 16.2 million and Euro 16.7 million, respectively. (3) This caption includes primarily contributions to pension funds made by Oi (Euro 8.5 million in 9M13 and Euro 10.4 million in 9M12), minus the net reimbursements obtained from the healthcare plans.

Equity

As at 30 September 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 1,924 million, representing a decrease of Euro 380 million in 9M13, when compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by: (1) negative foreign currency translation adjustments generated in the period (Euro 385 million), which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; (2) dividends paid to PT’s shareholders in May 2013 (Euro 278 million), and (3) net actuarial losses recorded in the period (Euro 10 million, net of taxes). These effects more than offset the net income generated in the period amounting to Euro 305 million.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

9M13
Equity before non-controlling interests (initial balance)	2,304.6
Net income	305.0
Net currency translation adjustments	(384.7)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(10.2)
Other	(12.6)
Equity before non-controlling interests (final balance)	1,924.2
Change in equity before non-controlling interests	(380.4)
Change in equity before non-controlling interests (%)	(16.5)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

	30 September	31 December 2012
	2013	restated
Cash and equivalents	2,927.5	3,387.3
Accounts receivable, net	1,946.9	2,012.1
Inventories, net	151.8	141.5
Judicial deposits	1,061.1	1,150.3
Financial investments	528.1	427.7
Intangible assets, net	4,499.1	5,089.5
Tangible assets, net	5,648.2	6,018.9
Accrued post retirement asset	8.2	11.4
Other assets	464.7	559.5
Deferred tax assets and prepaid expenses	1,286.3	1,293.8
Total assets	18,522.0	20,092.0
Accounts payable	933.9	1,263.2
Gross debt	10,690.7	11,098.5
Accrued post retirement liability	940.3	917.9
Other liabilities	2,349.2	2,680.2
Deferred tax liabilities and deferred income	1,174.4	1,266.9
Total liabilities	16,088.5	17,226.7
Equity before non-controlling interests	1,924.2	2,304.6
Non-controlling interests	509.3	560.7
Total shareholders’ equity	2,433.5	2,865.3
Total liabilities and shareholders’ equity	18,522.0	20,092.0

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets decreased to Euro 18.5 billion as at 30 September 2013 compared to Euro 20.1 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 1.1 billion) and the dividends paid in 2Q13 to PT’s shareholders (Euro 0.28 billion). Total liabilities stood at Euro 16.1 billion as at 30 September 2013 compared to Euro 17.2 billion as at 31 December 2012, reflecting mainly the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion).

03

Operational Review

Portuguese Telecommunications Businesses

In 3Q13, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 2.6% y.o.y to 5,137 thousand (net additions reached 21 thousand in 3Q13), and mobile customers up by 5.7% y.o.y to 7,807 thousand (117 thousand net additions in 3Q13 driven mainly by postpaid, reflecting 109 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached 1.3 million RGUs in November 2013.

Portuguese operating data

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Fixed retail accesses (‘000)	5,137	5,007	2.6%		5,137	5,007	2.6%
PSTN/ISDN	2,564	2,610	(1.7)%		2,564	2,610	(1.7)%
Broadband customers	1,280	1,200	6.7%		1,280	1,200	6.7%
Pay-TV customers	1,294	1,198	8.0%		1,294	1,198	8.0%
Mobile Customers (‘000)	7,807	7,386	5.7%		7,807	7,386	5.7%
Postpaid	2,782	2,463	12.9%		2,782	2,463	12.9%
Prepaid	5,025	4,922	2.1%		5,025	4,922	2.1%
Net additions (‘000)
Fixed retail accesses	21	67	(69.4)%		85	212	(59.9)%
PSTN/ISDN	(15)	(5)	(199.4)%		(40)	(38)	(6.4)%
Broadband customers	12	31	(61.7)%		55	94	(41.6)%
Pay-TV customers	23	41	(42.9)%		70	156	(54.9)%
Mobile Customers	117	5	n.m.		209	(58)	n.m.
Postpaid	109	7	n.m.		313	86	265.6%
Prepaid	8	(2)	n.m.		(104)	(144)	27.6%
Data as % of mobile service revenues (%)	37.4	32.8	4.6	pp	36.2	32.1	4.1	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 8.0% y.o.y to 1,294 thousand (net additions of 23 thousand in 3Q13), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) grew by 14.8% y.o.y, having reached 921 thousand in 3Q13 (27 thousand net additions in the quarter).

In 3Q13, mobile customers benefited from the performance of postpaid customers, which grew by 12.9% y.o.y to 2,782 thousand (109 thousand net additions in 3Q13), benefiting from the launch of the convergent offer M4O, which is leading to a prepaid to postpaid migration in mobile customer base. Mobile prepaid customers grew by 2.1% y.o.y in 3Q13 to 5,025 thousand, benefiting from the continued success of the new “Moche” tariff plans (+37.0% y.o.y in 3Q13 to 1,864 thousand customers with 71 thousand net additions in the quarter).

Residential

In 3Q13, residential retail accesses or retail revenue generating units (RGUs) increased by 2.3% y.o.y, reaching 3,878 thousand, with pay-TV and broadband accesses already accounting for 56.9% of total residential retail accesses as at 30 September 2013. In 3Q13, MEO, PT’s pay-TV service reached 1,167 thousand customers (+4.8% y.o.y), which accounted for 12 thousand net additions, while fixed residential broadband reached 1,041 thousand customers with 4 thousand net additions. Unique customers in the residential segment reached 1,854 thousand while triple-play customers stood at 818 thousand (+10.1% y.o.y) and already represented 44.1% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple-play bundles and of pay-TV and fixed broadband in the residential segment has lead to a stable ARPU of Euro 31.7 and to an increase of RGU’s per unique customer from 2.02 in 3Q12 to 2.09 in 3Q13, despite a lower contribution from other value added services as economic conditions in Portugal, namely available income and consumption, still show declining trends.

Residential operating data

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Fixed retail accesses (‘000)	3,878	3,791	2.3%		3,878	3,791	2.3%
PSTN/ISDN	1,671	1,683	(0.7)%		1,671	1,683	(0.7)%
Broadband customers	1,041	994	4.7%		1,041	994	4.7%
Pay-TV customers	1,167	1,114	4.8%		1,167	1,114	4.8%
Unique customers	1,854	1,878	(1.3)%		1,854	1,878	(1.3)%
Net additions (‘000)
Fixed retail accesses	8	77	(89.7)%		37	234	(84.2)%
PSTN/ISDN	(8)	11	(177.3)%		(21)	9	n.m.
Broadband customers	4	29	(85.0)%		26	84	(69.1)%
Pay-TV customers	12	37	(67.8)%		32	141	(77.3)%
ARPU (Euro)	31.7	31.8	(0.3)%		31.8	31.7	0.4%
Non-voice revenues as % of revenues (%)	65.8	63.6	2.3	pp	65.6	63.1	2.5	pp

MEO’s experience is now convergent. As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 120 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. Recently, M4O was made available also through Satellite, which has allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O Satellite, but without the internet access for a monthly fee that is Euro 15 lower.

Under a clear and strong strategy for content differentiation through interactivity that MEO has been pursuing since its launch, in 3Q13 it launched two new interactive red button applications over linear channels, featuring an application over the most successful TV programmes in Portugal: (1) “X Factor”, developed in partnership with SIC, and (2) “I love it”, a youth TV series, developed in partnership with TVI. In 3Q13, leveraging on the fourth edition of Secret Story, the notorious reality show on TVI, MEO launched an exclusive Secret Story channel in late September 2013, following the success of the previous ones, airing live 24h of the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

MEO marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 3Q13, MEO aired a new campaign, “Mundo MEO”, to strengthen its market position as an innovative brand. This campaign describes MEO’s key diferentiating features: (1) MEO Kanal; (2) MEO Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Music Box. Following this continuous investment in MEO branding, in September 2013, MEO was awarded by Meios e Publicidade, an independent Portuguese specialised magazine, as the brand of the year.

Service revenues in the Residential segment reached Euro 177 million, up by 0.6% y.o.y and continued showing growth on the back of positive net adds, notwithstanding increased competitive aggressiveness, namely by a smaller player, already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. This performance was achieved on the back of the continued strong performance of MEO triple-play offer, resulting on an increase in RGU’s per unique customer. As a result of the higher penetration of triple-play offers, the weight of non-voice services in Residential service revenues stood at 65.8% (+2.3pp y.o.y) in 3Q13 and the weight of flat revenues stood at 89.1% (+2.0pp y.o.y).

Personal

In 3Q13, mobile Personal customers, including voice and broadband customers, increased by 7.7% y.o.y improving further the momentum observed in the previous quarters (2Q13: +5.6% y.o.y; 1Q13: +3.2% y.o.y; 4Q12: +1.5% y.o.y; 3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y, and 1Q12: -0.9% y.o.y). In 3Q13, mobile Personal customers registered 134 thousand net additions (9 thousand in 3Q12), underpinned by the solid performance in postpaid (117 thousand net additions in 3Q13). This performance is anchored on the strong commercial success of M4O, which is underpinning the transformation of the Portuguese mobile market by introducing convergence, which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 2Q13 for the third consecutive quarter, while the market decreased in the last two quarters. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at November 2013, total RGUs associated with M4O amounted to circa 1.3 million and 43% of gross adds are new RGUs to PT. M4O offer is proving to attract new customers as 47% subscribe two SIM cards, 24% three SIM cards and 29% four SIM cards. Net additions of prepaid customers stood at 17 thousand in 3Q13, improving sequentially and versus 3Q12. This improvement was achieved on the back of the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012, and also the launch of two new campaigns: (1) in 2Q13 to celebrate the first anniversary of “Moche” tariff plans targeted to under 25 years old, and (2) in 3Q13 a back to school campaign, with a strong presence in high schools and universities.

Personal operating data

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Mobile Customers (‘000)	6,254	5,806	7.7%		6,254	5,806	7.7%
Postpaid	1,414	1,082	30.6%		1,414	1,082	30.6%
Prepaid	4,840	4,724	2.5%		4,840	4,724	2.5%
Net additions (‘000)	134	9	n.m.		230	(126)	282.3%
Postpaid	117	9	n.m.		321	19	n.m.
Prepaid	17	(0)	n.m.		(91)	(145)	37.2%
MOU (minutes)	102	98	3.9%		97	94	3.3%
ARPU (Euro)	7.8	8.9	(12.5)%		7.6	8.8	(13.1)%
Customer	7.3	8.3	(11.5)%		7.2	8.1	(11.0)%
Interconnection	0.5	0.6	(25.6)%		0.5	0.7	(36.4)%
SARC (Euro)	26.3	29.1	(9.5)%		24.7	28.7	(14.0)%
Data as % of service revenues (%)	36.1	33.0	3.1	pp	35.7	32.9	2.7	pp

In 3Q13, customer revenues in the Personal segment declined by 5.6% y.o.y to Euro 136 million, improving when compared to 2Q13 (-7.4% y.o.y), 1Q13 (-8.6% y.o.y), 4Q12 (-9.1% y.o.y) and 3Q12 (-11.2% y.o.y), despite the challenging economic background reflected on lower available income and consumption. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weight of flat fee revenues (38.4%, +8.0pp y.o.y), and (2) increased data revenues explained by increased smartphone penetration and “internetnotelemovel” revenues. The decline in customer revenues reflected: (1) lower and volatile recharges as a result of difficult economic conditions, and (2) price competition and migration to lower tariff plans. Interconnection revenues declined by 20.6% y.o.y to Euro 9 million in 3Q13, contributing to a total decline of service revenues of -6.7% y.o.y (-10.0% y.o.y in 2Q13, -11.4% y.o.y in 1Q13, -11.9% y.o.y in 4Q12 and -13.2% y.o.y in

3Q12). In effect, MTRs declined throughout 2012 from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 7.8 (-12.5% y.o.y) and customer ARPU stood at Euro 7.3 (-11.5% y.o.y). The weight of non-voice revenues in service revenues stood at 36.1% in 3Q13 (+3.1pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporate and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

In 3Q13, PT launched the M3O Fibre, ADSL and Satellite offer, available to the small and medium size businesses, with pay-TV, fixed voice and mobile for the customers that do not want fixed broadband. For the M4O customers, PT has launched a new unlimited option with special conditions for the third and fourth SIM cards, coupled with the existing ones for the first and second SIM cards. In 3Q13 the competitive pressure deteriorated, leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, PT is gaining operational momentum in the small and medium size businesses segment with positive net adds across all fixed services. As a result, in 3Q13, the weight of customers that subscribe to at least 1 fixed and 1 mobile product increased by 4.9pp y.o.y, while the weight of customers that subscribe to convergent offers (4P and 5P) increased by 6.9pp y.o.y. This improved performance reflects a solid success of the M4O offer, turning PT the market leader in the small and medium size businesses segment in all services: voice (fixed and mobile), broadband (fixed and mobile) and TV.

In what concerns the corporate segment, in 3Q13, PT has developed several key initiatives to continue the business transformation in place, such as: (1) reinforcement of its IT / IS / Cloud strategy, with initial partnerships and contracts established with key customers; (2) recognition of the private servers SmartCloudPT offer with the 2013 EuroCloud Portugal award, which reinforces PT’s lead position in IT and cloud markets; (3) enhancement of M2M offer with the launch of Connectivity Managed Services, and (4) offer simplification and streamlining of sales processes of VoIP solutions / Unified Communications. In 3Q13, commercial activity continued to slow down and competitive pressure continued to be aggressive, impacting operational and financial performance.

Operating revenues of the Enterprise customer segment declined by 11.7% y.o.y to Euro 193 million in 3Q13, showing a slight sequential improvement, penalised by the economic and pricing environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies; (3) the small and medium businesses, which were still showing some resilience in 2012, are now more penalised by the economic and financing context with higher impact on mobile revenues, and (4) intense price competition across the various segments. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 3Q13, non-voice services represented 55.1% of Enterprise retail revenues, up by 4.0pp y.o.y.

Enterprise operating data

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Fixed retail accesses (‘000)	1,069	1,024	4.4%		1,069	1,024	4.4%
PSTN/ISDN	708	738	(4.0)%		708	738	(4.0)%
Broadband customers	236	203	16.4%		236	203	16.4%
Pay-TV customers	125	82	51.0%		125	82	51.0%
Retail RGU per access	1.51	1.39	8.9%		1.51	1.39	8.9%
Mobile Customers (‘000)	1,499	1,516	(1.1)%		1,499	1,516	(1.1)%
Net additions (‘000)
Fixed retail accesses	13	(9)	239.5%		51	(63)	180.3%
PSTN/ISDN	(6)	(15)	59.5%		(17)	(88)	81.2%
Broadband customers	8	2	231.8%		29	10	177.7%
Pay-TV customers	11	4	198.0%		38	14	165.0%
Mobile Customers	(15)	(4)	(244.8)%		(15)	71	(121.0)%
ARPU (Euro)	20.7	23.1	(10.3)%		21.2	23.9	(11.5)%
Non-voice revenues as % of revenues (%)	55.1	51.1	4.0	pp	53.3	49.0	4.3	pp

Consolidated financial performance in Portugal

In 3Q13, revenues from Portuguese telecommunications businesses declined by Euro 41 million (-6.1% y.o.y) to Euro 640 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 26 million and Euro 9 million, respectively), as the Enterprise segment is still being penalised by price declines, notwithstanding an improved performance from Corporate, while the Personal segment is still being pensalised by price competition and declining MTRs. Revenues in the Residential segment were up by 0.3% y.o.y in 3Q13, continuing to show growth on the back of positive net adds, notwithstanding already high pay-TV penetration and the shifting of market share gains coming from market expansion to best value proposition. Wholesale, other and eliminations revenues were down to Euro 99 million (-7.3% y.o.y), including a Euro 1.4 million decline in the directories business (-19.2% y.o.y) reflecting secular trends and against a backdrop of increased popularity of alternative online reference tools.

Albeit revenue performance continued to be impacted by macroeconomic environment, it can be observed a sustained stabilisation in the Residential segment and improved trends in the Personal and Enterprise segments. Private consumption in Portugal decreased by 3.1% in 2Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted customer revenues decreasing by 1.5% in 3Q13, outperforming the market and competitors. This performance was achieved on the back of strong commercial dynamics across all sales channels. In 3Q13, revenues in Portugal were also penalised by adverse regulation movements (Euro 11 million), including lower MTRs (Euro 6 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 4.4% y.o.y in 3Q13.

Portuguese telecommunications businesses financial information	Euro million

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Operating revenues	640.3	681.8	(6.1)%		1,920.3	2,040.2	(5.9)%
Residential	179.1	178.6	0.3%		541.0	534.0	1.3%
Service revenues	176.9	175.8	0.6%		535.8	523.7	2.3%
Sales and other revenues	2.1	2.7	(21.2)%		5.2	10.3	(49.3)%
Personal	169.0	177.6	(4.8)%		486.7	517.2	(5.9)%
Service revenues	144.9	155.3	(6.7)%		420.2	463.6	(9.4)%
Customer revenues	136.0	144.0	(5.6)%		394.8	425.3	(7.2)%
Interconnection revenues	8.9	11.2	(20.6)%		25.4	38.3	(33.7)%
Sales and other	24.1	22.3	8.1%		66.6	53.7	24.1%
Enterprise	192.7	218.4	(11.7)%		594.4	670.6	(11.4)%
Wholesale, other and eliminations	99.4	107.3	(7.3)%		298.1	318.3	(6.3)%
Operating costs	366.7	380.9	(3.7)%		1,097.5	1,124.3	(2.4)%
Wages and salaries	55.1	61.9	(11.0)%		176.0	182.6	(3.6)%
Direct costs	111.4	115.3	(3.4)%		339.6	341.6	(0.6)%
Commercial costs	77.8	75.1	3.6%		209.2	217.5	(3.8)%
Other operating costs	122.4	128.6	(4.9)%		372.6	382.6	(2.6)%
EBITDA (1)	273.6	300.9	(9.1)%		822.8	916.0	(10.2)%
Post retirement benefits	10.6	14.0	(24.5)%		31.7	43.0	(26.2)%
Depreciation and amortisation	157.8	175.2	(10.0)%		483.0	510.5	(5.4)%
Income from operations (2)	105.3	111.6	(5.7)%		308.1	362.5	(15.0)%
EBITDA margin (3)	42.7%	44.1%	(1.4	)pp	42.8%	44.9%	(2.0	)pp
Capex	108.8	132.1	(17.6)%		336.7	370.4	(9.1)%
Capex as % of revenues	17.0%	19.4%	(2.4	)pp	17.5%	18.2%	(0.6	)pp
EBITDA minus Capex	164.8	168.8	(2.3)%		486.1	545.5	(10.9)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 3Q13, operating costs excluding D&A and PRBs declined by 3.7% y.o.y (Euro 14 million) to Euro 367 million. Wages and salaries decreased by 11.0% y.o.y to Euro 55 million explained by a lower level of fixed and overtime remunerations, higher efficiency levels in certain internal processes and lower costs related to the restructuring plan implemented in 2Q13. Direct costs were down by 3.4% y.o.y to Euro 111 million in 3Q13, reflecting mainly: (1) lower costs associated with data roaming; (2) lower interconnection costs, and (3) lower costs associated with the directories business, and notwithstanding higher programming costs (+4.2% y.o.y in 3Q13) on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Despite this investment, programming costs per customer declined by 4.6% y.o.y. Commercial costs increased by 3.6% y.o.y to Euro 78 million in 3Q13, reflecting the increased push of commercial activities due to the launch and rollout of the new converged offer M4O, which already account with 1.3 million RGUs in November 2013. Other operating expenses decreased by 4.9% y.o.y in 3Q13 to Euro 122 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 3Q13, EBITDA in Portuguese telecommunications businesses stood at Euro 274 million (-9.1% y.o.y) with a margin of 42.7% (-1.4pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 37 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 33 million, while EBITDA declined by Euro 27 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

Capex from Portuguese telecommunications businesses decreased by 17.6% y.o.y to Euro 109 million in 3Q13 and stood at 17.0% of revenues (-2.4pp y.o.y), including the investment in the Data Centre that was inaugurated on 23 September 2013. Excluding this effect, capex from Portuguese telecommunications businesses would have decreased by 25.6% y.o.y to Euro 98 million (15.3% of revenues, -4.0pp y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 3Q13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 25% of total capex in 3Q13; (2) customer capex, which amounted to Euro 34 million (-21.5% y.o.y), and (3) technology and infrastructure capex (Euro 44 million, -32.6% y.o.y). These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and 92% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. EBITDA minus capex in 3Q13 was down by 2.3% y.o.y to Euro 165 million.

Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2013 and 2014 should be below Euro 500 million and Euro 400 million, respectively.

International Businesses

Oi

In 3Q13, Oi’s revenue generating units (RGUs) stood at 74,873 thousand, up by 2.2% y.o.y, including: (1) 18,336 thousand residential RGUs (+0.8% y.o.y); (2) 47.337 thousand personal mobile customers, which grew by 3.9% y.o.y, and (3) 8,542 thousand Corporate and SMEs RGUs, down by 2.7% y.o.y. Against a less buoyant macroeconomic environment and taking into consideration the Company’s focus on financial discipline, since 2Q13 Oi has adopted a more conservative business strategy, adjusting its credit policies and revisiting its sales processes to ensure profitable growth. This change is aimed at improving the quality of the customer base reducing bad debt levels while increasing customer loyalty.

In 3Q13, in the residential segment and notwithstanding the focus on customer quality, Oi continued to show a mitigation of fixed line attrition, with fixed lines decreasing by 4.1% y.o.y. Fixed broadband and pay-TV accesses continued to show a steady growth, having increased by 7.3% y.o.y to 5,336 thousand and by 50.5% y.o.y to 909 thousand customers, respectively. This performance continues to confirm the turnaround of the historical wireline trends as the level of disconnections remained under control. During 3Q13, Oi continued to implement initiatives focused on cross selling, bundling and retention while offering the products that are most suited for each customer segment. Against this backdrop, the selling effort is now focused on upselling fixed-line customers with broadband and pay-TV and on promoting fixed-mobile convergence. This nationwide strategy is complemented by a local and regional focus, with differentiated campaigns and promotions aimed at improving Oi’s competitiviness in local markets and taking advantage of local growth opportunities. In addition, Oi continues focused on expanding the capillarity and increasing the capacity of its broadband network. As a result of these efforts, the average broadband speed in Oi’s residential customer base stood at 3.7 Mbps in 3Q13, which compares to 3.0 Mbps in 3Q12 (+23% y.o.y), reflecting that 37% (+8pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and approximately 17% already have speeds above 10Mbps.

In 3Q13, Oi’s pay-TV customer base reached 909 thousand customers (+50.5% y.o.y). The slower sequential growth reflects mainly a more conservative business strategy, as referred to above, aligned with Oi’s commitment to quality sales across all customer segments. The initiatives adopted for the segment include a more restrictive credit policy, changes to the pricing of entry-level packages and changes to the franchise commission policy, conditioning the payment of commissions on timely payments of the initial invoices. Oi’s pay-TV customer base now represents 7.5% of fixed lines (+2.7pp y.o.y), reflecting the continued rollout of an important loyalty and upselling lever in the residential segment. In effect, Oi’s pay-TV offer has entry-level packages with channels in HD at competitive prices, thus improving the penetration potential in Oi’s fixed customer base. In addition, the offer includes pay-per-view channels and premier films, among other features, which are acting increasingly more as ARPU enhancers. In June 2013, the satellite leased by Oi (SES-6) to increase its DTH capacity went into orbit. The SES-6 satellite will not only improve signal quality and coverage, but also increase Oi TV’s capacity, allowing it to strenghten its channel line-up and include new pay-per-view and interactive services. The additional capacity provided by the SES-6 satellite will underpin Oi’s pay-TV stragegy enabling DTH growth over the medium and long term. At the same time, Oi continues to develop the IPTV pilot project through fibre-to-the-home (FTTH) technology, which is available currently in certain neighbourhoods in Rio de Janeiro. The offering comprises ultra-broadband connections of up to 200 Mbps and IPTV plans.

As at 30 September 2013, Oi had 7 million customers subcribing to more than one product, equivalent to 57% of the residential customer base (+5pp y.o.y).

Oi operating data

	3Q13	3Q12	y.o.y
Residential RGUs (‘000)	18,336	18,189	0.8%
Fixed lines	12,091	12,610	(4.1)%
Fixed broadband	5,336	4,975	7.3%
Pay-TV	909	604	50.5%
ARPU (R$)	70.7	65.8	7.4%
Personal Mobility RGUs (‘000)	47,337	45,568	3.9%
Prepaid customers	40,676	39,483	3.0%
Postpaid customers + Oi controle	6,661.8	6,085.3	9.5%
Corporate / SMEs RGUs (‘000)	8,542	8,782	(2.7)%
Fixed lines	5,222	5,371	(2.8)%
Broadband	623	581	7.2%
Mobile	2,698	2,830	(4.7)%
Other (‘000)	657	726	(9.5)%
RGUs (‘000)	74,873	73,265	2.2%

In 3Q13, Oi’s Residential revenues increased by 3.0% y.o.y to R$ 2,564 million, continuing to show a solid improvement, due to the positive contribution of revenues from broadband and pay-TV services, which more than compensated the traditional pressure in fixed voice. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to a residential ARPU growth of 7.4%% y.o.y, reaching R$ 70.7.

In the Personal Mobility segment, Oi’s mobile customers stood at 47,337 (+3.9% y.o.y) with net additions of 441 thousand in 3Q13. In 3Q13, Oi reached 6,662 thousand postpaid customers in the Personal Mobility segment (+9.5% y.o.y). Postpaid customers represent 14.1% of the Personal Mobility customer base at the end of 3Q13 (13.4% in 3Q12). The postpaid customer base remained stable in comparison to 2Q13 as Oi is becoming more restrictive in its sales and in handset subsidies and is focusing more on the quality of the sales and on reducing churn. These initiatives reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth and monetising the postpaid base. The high and consistent proportion of customer under loyalty programmes is underpinning the ongoing decline of voluntary churn, both in terms of postpaid customers and customers with mobile access through Oi Conta Total.

In 3Q13, prepaid customers reached 40,676 thousand (+3.0% y.o.y). Taking into consideration Oi’s focus on financial discipline and cash-flow, the prepaid segment is strategically important due to its intrinsic characteristics, such as: (1) very low relative customer acquisition costs; (2) neither invoice nor collection costs; (3) no bad debt issues, and (4) favourable impact on working capital. Against this backdrop, Oi has implemented, in the quarter, an active campaign management platform, which was launched as a pilot in 2Q13 and is enabling customised campaigns to prepaid and Oi Controle customers by allowing real-time one-to-one messages to encourage customers to recharge and purchase add-on services based on their profile and context thus making the offers more relevant. Oi is also strenghtening its retail presence and expanding the network of SIM card distribution and recharge sales points, thus providing additional convenience to its customers. As a result, Oi’s prepaid base is currently concentrated in more active customers and the prepaid segment is presenting lower levels of churn in 3Q13, even considering the maintenance of a strict disconnection policy. Against this backdrop, in 3Q13 Oi observed a 8.8% y.o.y increase in the gross recharge volume, outperforming the 3% y.o.y increase in the prepaid customer base. The average recharge in 3Q13 registered its highest level since 2010, having grown 6.9% compared to 3Q12. To support this growth, Oi improved the prepaid recharging infrastructure, increasing the capacity from 5,000 to 7,000 transactions per minute. Mobile data consumption on prepaid lines continues to grow consistently in terms of SMS and mobile internet, as a result of add-on packages that complement customer offerings.

In September 2013, Oi launched Oi Galera, a new prepaid tariff plan targeted at youngsters with ages between 18 and 25, underpinning the new strategy of focusing on prepaid and youth segment. This new offer aims at promoting the use of mobile internet services, apps and SMS for customers whose consumption profiles are related to online connectivity and sharing of experience. Oi Galera is a compelling offer that enables voice, data, SMS, music and access to the largest Wi-Fi network in Brazil, at a price of R$ 0.99 per day of use.

In 3Q13, Oi’s Personal Mobility revenues stood at R$ 2,330 million, having increased by 1.1% y.o.y, against a backdrop of lower MTRs. Oi’s service (customer) revenues increased by 7.5% y.o.y to R$ 1,679 million, on the back of the strong performance in prepaid recharges and also of data and value added services, explained by the initiatives taken to increase the penetration of data usage in the customer base and the continuous expansion of 3G coverage.  In effect, Oi continued to invest in the coverage of its mobile network. In 3Q13, Oi’s 3G coverage reached 879 municipalities, equivalent to 76% of the urban population and representing an increase of 99%, or 437 municipalities, compared to September 2012. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment. Additionally, Oi already offers the 4G-LTE data package in the six cities that hosted FIFA’s Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

Oi’s Corporate / SMEs customers stood at 8,542 thousand in 3Q13 (-2.7% y.o.y). This performance reflects the decline in wireline and mobile, namely in the SME segment, partially offset by the increase in broadband and data services, particularly in the Corporate segment. The reduction of the customer base was mainly consequence of Oi’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as the reassessment of sales process in seeking a higher quality customer addition mix.

In 3Q13, revenues from the Corporate / SMEs segment decreased by 1.3% y.o.y to R$ 2,106 million. This performance was mainly due to the reduction in the customer base and lower regulated wholesale tariffs, partially offset by an increase in corporate contracts.

In 3Q13, Oi launched the second phase of its cloud computing services targeted at the corporate and SME segment. This service reinforces offering of innovative technologies to Oi’s customers under a lease model. The new solutions will operate on Oi and PT’s international data centre network, including the recently inaugurated Covilhã facility, one of the biggest and most efficient in the world. Oi’s strategy is to capture synergies with PT and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs.

Oi’s mobile customers stood at 50,035 thousand (+3.4% y.o.y), with net additions of 305 thousand in 3Q13 and gross additions of 6.1 million. In 3Q13, Oi focused on profitable growth with initiatives for the prepaid and controle segments, such as the continuation of a strict base clean-up policy and targeted direct marketing initiatives, and for the postpaid segment, with a commitment to higher quality of sales.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	3Q13	3Q12	y.o.y	9M13	9M12	y.o.y
Residential	2,564	2,490	3.0%	7,697	7,385	4.2%
Personal Mobility	2,330	2,305	1.1%	6,901	6,640	3.9%
Services	1,679	1,562	7.5%	4,871	4,596	6.0%
Network Usage	554	608	(8.9)%	1,656	1,750	(5.4)%
Sales of handsets, sim cards and others	97	135	(28.1)%	374	294	27.2%
Corporate / SMEs	2,106	2,134	(1.3)%	6,338	6,315	0.4%
Other services	99	112	(11.6)%	277	412	(32.8)%
Pro-forma consolidated net revenues	7,099	7,041	0.8%	21,213	20,752	2.2%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 3Q13, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 0.8% y.o.y to R$ 7,099 million, underpinned by growth of residential and personal mobility segments. In the later case it should be highlighted the solid and accelerating growth in terms of service (customer) revenues. For the fifth consecutive quarter, Oi posted annual growth in net revenues (3Q13: +0.8% y.o.y;  2Q13: +2.4% y.o.y; 1Q13: +3.5% y.o.y; 4Q12; +6.2% y.o.y; 3Q12: +1.5% y.o.y, and 2Q12: -2.4% y.o.y). This growth was achieved against a backdrop of lower MTRs and focusing on profitability and protection of Oi’s financial position.

EBITDA, as reported by Oi, stood at R$ 2,139 million, with a margin of 30.1%. This performance was impacted by a non-recurring operating revenue amounting to R$ 173 million, related to the sale of a real state property.  Excluding this non-recurring impact, EBITDA would have sequentially improved by 9.4% q.o.q, reflecting the early results from Oi’s focus on financial discipline. EBITDA performance reflects mainly: (1) a 37.8% improvement in provisions for bad debt in 3Q13 in comparison with 2Q13, underpinned by the favourable impacts of initiatives to improve the quality of sales and the collection process, and (2) lower interconnection costs, which in 3Q13 reached R$ 907 million (-14.4% y.o.y), reflecting MTR reductions and the settlement of agreements with other operators.

Capital expenditures stood at R$1.5 billion in 3Q13 (-23.3% y.o.y) reflecting primarily past investments in mobile and broadband networks as well as the focus on improving Oi’s cash-flow profile and financial position. As a result, EBITDA minus capex in 3Q13 reached R$ 599 million, having grown by 106% q.o.q and by 227% y.o.y. Net debt stood at R$29.3 billion as at the end of 3Q13, a sequential reduction of 0.7%. This performance reflects the early impacts of the several initiatives undertaken by Oi aimed at improving the cash flow generation and operational efficiency, as well as a reduction in judicial deposits.

Oi pro-forma income statement (1)	R$ million, 100%

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Pro-forma consolidated net revenues	7,099	7,041	0.8%		21,213	20,752	2.2%
Pro-forma operating costs	4,960	4,850	2.3%		15,126	14,395	5.1%
Interconnection	907	1,059	(14.4)%		3,061	3,288	(6.9)%
Personnel	603	483	24.8%		1,868	1,480	26.2%
Materials	60	51	17.6%		160	110	45.5%
Cost of goods sold	96	121	(20.7)%		380	335	13.4%
Third-party services	2,102	2,161	(2.7)%		6,354	6,035	5.3%
Marketing	116	108	7.4%		391	367	6.5%
Rent and insurance	566	477	18.7%		1,534	1,376	11.5%
Provision for bad debts	201	75	168.0%		733	438	67.4%
Other operating expenses (revenue), net	310	315	(1.6)%		646	965	(33.1)%
Pro-forma EBITDA	2,139	2,190	(2.3)%		6,087	6,357	(4.2)%
EBITDA margin	30.1%	31.1%	(1.0	)pp	28.7%	30.6%	(1.9	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

Other international assets

In 9M13, other international assets, on a pro-forma basis, increased their proportional revenues by 2.0% y.o.y to Euro 305 million, while EBITDA decreased by 0.8% y.o.y to Euro 164 million. This performance is explained by an increasing level of competition in some markets and some negative foreign exchange effects. It is worth highlighting that Unitel and MTC presented a solid operational and financial performance, on a constant currency basis.

Proportional financial information of other international assets (1)	Euro million

	3Q13	3Q12	y.o.y		9M13	9M12	y.o.y
Operating revenues	104.7	106.7	(1.8)%		305.0	299.1	2.0%
EBITDA (2)	56.1	61.4	(8.7)%		163.9	165.3	(0.8)%
Depreciation and amortisation	14.0	13.3	4.9%		42.3	37.2	13.8%
Income from operations (3)	42.1	48.1	(12.5)%		121.5	128.1	(5.1)%
EBITDA margin (4)	53.5%	57.6%	(4.0	)pp	53.7%	55.3%	(1.5	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. Excludes CTM for all periods for comparison purposes. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (9M13) (1)	Million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	9,537	1,584	8.4%	895	5.1%	56.5%	1,203	680
MTC, Namibia (3) (4)	34.00%	2,270	1,551	12.1%	768	15.0%	49.5%	124	61
CVT, Cape Verde (3) (4)	40.00%	451	5,766	(10.8)%	2,780	(12.4)%	48.2%	52	25
CST, S.Tomé & Principe (3) (4)	51.00%	139	222,318	2.1%	57,343	(3.2)%	25.8%	9	2
Timor Telecom, East Timor (3) (5)	44.17%	615	47	(100)%	24	(21.2)%	50.3%	36	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT. (5) PT increased its stake in Timor Telecom from 41.12% to 44.17% in March 2013.

In 9M13, Unitel’s revenues and EBITDA, in USD, increased by 8.4% y.o.y to USD 1,584 million and by 5.1% y.o.y to USD  895 million, a slower growth profile as a result of lower ARPUs from new customers and still limited wireless broadband penetration.

In 9M13, MTC’s revenues and EBITDA increased by 12.1% y.o.y and by 15.0% y.o.y, reaching NAD 1,551 million and NAD 768 million, respectively. EBITDA margin stood at 49.5%. Data revenues accounted for 23.3% of service revenues, amongst the highest in the African continent, reflecting a solid and sustained performance. In 9M13, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G-LTE technology and Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues; (3) selling Smartshare, a convergent internet/mobile service, that combines Netman Home (internet router) with up to 3 smartphones, and (4) marketing Super Aweh, a flat fee pricing plan for high end users. In 3Q13, MTC continued focused on expanding its 4G / LTE network coverage, which already covers the capital and the eight main cities.

In 9M13, CVT’s revenues decreased by 10.8% y.o.y to CVE 5,766 million, while EBITDA decreased by 12.4% y.o.y to CVE 2,780 million. EBITDA margin stood at 48.2%. The performance of CVT’s revenues and EBITDA was impacted by international accounting rule IFRIC12. Excluding this effect, revenues would have decreased by 4.1% y.o.y, while EBITDA would have decreased by 11.1% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of fixed wholesale revenues (-9.0% y.o.y), fixed retail revenues (-8.5% y.o.y) and by a positive one-off effect in 9M12 in other revenues. In 9M13, CVT posted a solid mobile performance, underpinned by the success of the broadband commercial strategy. During 9M13, CVT maintened the focus on its key strategic segments, youth and data, launching several commercial offers, including: (1) Powa Swag Total, new youngsters pricing plan (with monthly and weekly subscription options and voice promotions on days of lower usage), and (2) Zap Net sem limites, the first unlimited pricing plan for broadband bundled with IPTV.

In 9M13, CST’s revenues increased by 2.1% y.o.y. to STD 222,318 million, while EBITDA decreased by 3.2% y.o.y to STD 57,343 million, equivalent to an EBITDA margin of 25.8%. In 9M13, CST launched: (1) a new mobile broadband and fixed services that increased broadband download speed by up to 8x using the new submarine cable capabilities, and (2) several campaigns to stimulate voice usage. In 9M13, CST also developed its mobile and fixed network and strengthened its distribution channels. Penetration of mobile services in São Tomé e Principe now stands at circa 76% (+4.3pp y.o.y).

In 9M13, Timor Telecom’s revenues and EBITDA stood at USD 47 million (-10.0% y.o.y) and USD 24 million (-21.2% y.o.y), respectively, reflecting the repositioning of the commercial offers in a more competitive environment following the entrance of two new competitors in the market. EBITDA margin was 50.3%. As at 30 September 2013, Timor Telecom reached 611 thousand mobile customers. Data revenues accounted for 19.5% of mobile service revenues. In 9M13, Timor Telecom launched several initiatives including: (1) segmented mobile broadband and data offers; (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth segment and closed user group plans for business segment); (3) several voice and data stimulation campaigns, and (4) improvement of its distribution network, both with the launch of new commercial contact points, as well as with the upgrade of existing ones and the strenghtning of indirect distribution channels.

04

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 30 September 2013.

Changes in accounting policies and estimates

Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. The main changes consisted of determining the expected return on assets based on the discount rate of the correspondent liabilities instead of the long-term rate of return on assets, which in our case resulted in a lower return on assets and consequently higher post retirement benefits costs. The impacts of this adoption are as follows:

Euro million

	1Q12	2Q12	3Q12	4Q12	2012
Reported previously
PRB	14.8	14.0	13.9	15.6	58.3
EBIT	210.2	218.6	219.6	171.3	819.8
Work force reduction programme costs	0.9	0.0	1.1	0.1	2.1
Net Income	56.5	68.8	63.7	41.4	230.3
Restated
PRB	16.2	15.4	15.3	17.0	64.0
EBIT	208.8	217.2	218.2	169.9	814.1
Work force reduction programme costs	0.9	0.0	1.1	0.4	2.4
Net Income	55.4	67.7	62.6	40.1	225.8

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 3 of our financial statements as of 30 September 2013.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PBO	Post Retirement Benefit Obligations.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Quadruple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed and mobile telephony services as a package, and (2) non-bundle quadruple-play customers, which subscribe standard TV, broadband internet and fixed and mobile telephony to PT through individual service subscriptions rather than through our all-in-1 bundles.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed telephony services as a package, and (2) non-bundle triple-play customers, which subscribe standard TV, broadband internet and fixed telephony to PT through individual service subscriptions rather than through our All-in-1 bundles.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G	3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 13 November 2013

Time: 15:00 (Portugal/UK), 16:00 (CET),
10:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 8349

US and Canada: 877 407 8293

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Conference ID: 423122)

US and Canada callers: 877 660 6853
(Conference ID: 423122)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.